Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

PAYMENT OF INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of ITAÚ UNIBANCO HOLDING S.A. held on February 21, 2011, it was decided:

1)
to declare complementary interest on capital for the fiscal year 2010 equivalent to R$0.3818 per share, to be paid on March 14, 2011, based upon the shareholding position at the close of business on March 4, 2011 and with retention of 15% withholding tax at source, resulting in net interest of R$0.32453 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption;

2)
further, on March 14, 2011, to pay interest on capital declared by this Board of Directors at its meeting on December 10, 2010, equivalent to R$0.2150 per share, with retention of 15% withholding tax at source, resulting in net interest of R$0.18275 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption. The individualized credit entry corresponding to this interest was booked on December 30, 2010 based upon the shareholding position at the close of business on December 30, 2010, as already notified;

4)	thus, stockholders with shares since December 30, 2010 shall receive interest on capital as follows:

Meeting of the Board of Directors	IOC (*) to be paid on March 14, 2011
Declared on December 10, 2010	R$0.18275 per share
Declared on February 21, 2011	R$0.32453 per share
Total	R$0.50728 per share
(*) interest on capital, after 15% income tax withheld at source.

São Paulo, SP, February 21, 2011. ALFREDO EGYDIO SETUBAL Investor Relations Officer